SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 1997

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 0-15752
Century Bancorp 401(k) Plan
(Full Title of the Plan)
CENTURY BANCORP, INC.
(Issuer of the securities held pursuant to the Plan)
400 Mystic Avenue
Medford, MA 02155
(Address of principal executive offices)

Century Bancorp 401(k) Plan
Table of Contents

Page

Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Plan Benefits	2-3

Statement of Changes Net Assets Available for Plan Benefits	4-5

Notes to Financial Statements	6-8

Supplemental Schedule

Schedule I — Schedule of Assets Held for Investment Purposes	9

Schedule II — Schedule of Reportable Transactions	10

Signatures	11
Ex-23.1 Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm
The Board of Directors of Century Bancorp, Inc.
Century Bancorp, Inc 401(k) Plan:
We have audited the accompanying statements of net assets available for plan benefits of Century Bancorp, Inc. 401(k) Plan (the Plan) as of December 31, 1997 and 1996, and the related statements of changes in net assets available for plan benefits for the year ended December 31, 1997 and the period October 1, 1996 through December 31, 1996. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for plan benefits for the year ended December 31, 1997 and the period October 1, 1996 through December 31, 1996, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements, taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
Boston, Massachusetts
May 13, 1998

CENTURY BANCORP, INC.
401 (k) Plan
Statement of Net Assets Available for Plan Benefits
December 31, 1997

	1784 U.S.			Fidelity
	Treasury	1784	MFS	Advisor	Putnam	Century
	Money	Short-term	Emerging	Growth	Fund for	Bancorp
	Market	Income	Growth	Opportunities	Growth &	Stock
	Fund	Fund	Fund	Fund	Income	Fund	Total
Assets
Investments, at fair value (Note 3)	$25,677	11,663	151,326	122,753	157,580	33,856	502,855

Participants’ contributions receivable	1,684	731	9,226	6,509	8,242	1,503	27,895

Total assets	27,361	12,394	160,552	129,262	165,822	35,359	530,750

Net assets available for plan benefits	$27,361	12,394	160,552	129,262	165,822	35,359	530,750

See accompanying notes to financial statements.

CENTURY BANCORP, INC.
401(k) Plan
Statement of Net Assets Available for Plan Benefits
December 31, 1996

	1784			Fidelity
	U.S. Treasury	1784	MFS	Advisor	Putnam	Century
	Money	Short-term	Emerging	Growth	Fund for	Bancorp
	Market	Income	Growth	Opportunities	Growth &	Stock
	Fund	Fund	Fund	Fund	Income	Fund	Total
Assets
Investments, at fair value (Note 3)	$3,562	1,564	17,230	13,566	18,303	3,450	57,675

Participants’ contributions receivable	1,716	707	8,332	6,600	7,731	1,596	26,682

Total assets	5,278	2,271	25,562	20,166	26,034	5,046	84,357

Net assets available for plan benefits	$5,278	2,271	25,562	20,166	26,034	5,046	84,357

See accompanying notes to financial statements.

CENTURY BANCORP, INC.
401(k) Plan
Statement of Changes in Net Assets Available for Plan Benefits
Year ended December 31, 1997

				Fidelity
	1784	1784	MFS	Advisor	Putnam	Century
	U.S. Treasury	Short-term	Emerging	Growth	Fund for	Bancorp
	Money Market	Income	Growth	Opportunities	Growth &	Stock
	Fund	Fund	Fund	Fund	Income	Fund	Total
Additions:
Investment income	$1,230	434	1,419	7,736	19,371	—	30,190
Net appreciation (depreciation) in fair value of investments	—	184	11,679	8,869	(2,108)	5,976	24,600
Contributions from employees	22,533	10,723	124,314	94,244	125,126	24,020	400,960

Total additions	23,763	11,341	137,412	110,849	142,389	29,996	455,750

Deductions:
Benefits paid to participants	(90)	(1,107)	(3,607)	(1,672)	(2,690)	(191)	(9,357)

Total deductions	(90)	(1,107)	(3,607)	(1,672)	(2,690)	(191)	(9,357)

Transfers	(1,590)	(111)	1,185	(81)	89	508	—

Net increase	22,083	10,123	134,990	109,096	139,788	30,313	446,393
Net assets available for plan benefits:
Beginning of year	5,278	2,271	25,562	20,166	26,034	5,046	84,357

End of year	$27,361	12,394	160,552	129,262	165,822	35,359	530,750

See accompanying notes to financial statements.

CENTURY BANCORP, INC.
401(k) Plan
Statement of Changes in Net Assets Available for Plan Benefits
For the period October 1, 1996 through December 31,1996

	1784			Fidelity
	U.S. Treasury	1784	MFS	Advisor	Putnam	Century
	Money	Short-term	Emerging	Growth	Fund for	Bancorp
	Market	Income	Growth	Opportunities	Growth &	Stock
	Fund	Fund	Fund	Fund	Income	Fund	Total
Additions:
Investment income	$54	11	207	729	1,279	—	2,280
Net depreciation in fair value of investments	—	(9)	(806)	(758)	(991)	(257)	(2,821)
Contributions from employees	5,600	2,574	26,161	20,360	25,790	5,367	85,852

Total additions	5,654	2,576	25,562	20,331	26,078	5,110	85,311

Deductions:
Benefits paid to participants	(376)	(305)	—	(165)	(44)	(64)	(954)

Total deductions	(376)	(305)	—	(165)	(44)	(64)	(954)

Net increase	5,278	2,271	25,562	20,166	26,034	5,046	84,357
Net assets available for plan benefits:
Beginning of period	—	—	—	—	—	—	—

End of period	$5,278	2,271	25,562	20,166	26,034	5,046	84,357

See accompanying notes to financial statements.

CENTURY BANCORP, INC.
401(k) Plan
Notes to Financial Statements
December 31, 1997 and 1996
(1)	Description of Plan

The following description of the Century Bancorp, Inc. 401(k) Plan (the Plan) is provided for general information purposes. Participants should refer to the Plan document for more detailed information.
(a)	General

The Century Bancorp, Inc. 401 (k) Plan was established on October 1, 1996 for the purpose of providing a medium for eligible employees to supplement their retirement income through salary reduction arrangements on a tax-deferred basis, and is established for the exclusive benefit of the employees and their beneficiaries. The Plan is a defined contribution savings plan for all employees of Century Bancorp, Inc. who have attained age twenty-one and completed one year of service. Century Bancorp, Inc. pays all general administrative expenses of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

(b)	Contributions

Each participant of the Plan may enter into an enrollment agreement under which participants agree to reduce their compensation by a specified percent. The percentage shall not be less than 2% nor more than 15% of the participant’s annual compensation, subject to IRS limitations.

(c)	Vesting

Participants are fully vested in all benefits.

(d)	Payment of Benefits

Under the terms of the Plan, participants retiring at or after age 59 1/2 are eligible to receive the entire balances in all of the accounts maintained for such participants in a lump sum payment. Participants terminating employment prior to retirement receive their entire account balance as a lump sum payment, with applicable taxes withheld, or as a rollover into another qualified plan. In the event of death, the full value of the participant’s account is payable to the designated beneficiary in a lump sum.

CENTURY BANCORP, INC.
401(k) Plan
Notes to Financial Statements, Continued
(1),	Continued
(e)	Participants’ Loans

Participant loans may be granted by the Plan Administrator on a uniform and nondiscriminatory basis, upon written request by a participant. The minimum loan amount is $1 ,000. The maximum loan amount cannot exceed the lesser of 50% of the participant’s account balance or $50,000. Loans are repaid through a payroll deduction and generally within 5 years. As of December 31, 1997, no participants had requested a loan from the Plan.
(2)	Summary of Significant Accounting Policies
(a)	Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting and present the net assets available for plan benefits and changes in those net assets.

(b)	Investment Valuation and Income Recognition

Marketable investments are stated at fair value. The fair value of marketable investments is based on quoted market prices. Money market fund investments are stated at cost, which approximates fair value.

Securities transactions are recognized on the trade date (the date the order to buy or sell is executed). Dividend income is recorded on the ex-dividend date. Realized gains and losses are determined on the average cost method.

(c)	Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CENTURY BANCORP, INC.
401(k) Plan
Notes to Financial Statements, Continued
(3)	Investments

The Plan’s investment options include six funds: (a) a money market fund (1784 U.S. Treasury Money Market) which seeks to preserve principal value and maintain a high degree of liquidity while providing current income; (b) a bond fund (1784 Short-term Income Fund) which invests in high quality, short-term bonds and seeks to achieve price stability; (c) an aggressive growth fund (MFS Emerging Growth Fund) which seeks to provide long-term growth of capital by investing in common stocks of small and medium-size companies showing earnings growth over time; (d) a growth fund (Fidelity Advisor Growth Opportunities Fund) which invests in a broad range of companies, industries and securities for diversification, while seeking growth opportunities in small, medium and large companies; (e) a growth & income fund (Putnam Fund for Growth & Income) which seeks to provide capital growth and current income investing primarily in common stocks that pay dividends and/or bonds; or (f) a company stock fund (Century Bancorp Stock Fund) in which amounts invested are used to purchase shares of Class A Common Stock of Century Bancorp, Inc.

The following is a listing of individual investments that represent 5% or more of net assets available for plan benefits at December 31:

	1997	1996
MFS Emerging Growth Fund	$151,326	17,230
Fidelity Growth Opportunities Fund	122,753	13,566
Putnam Fund for Growth & Income	157,580	18,303
Century Bancorp Stock Fund	33,856	—
(4)	Distribution on Termination of the Plan

Although it has not expressed any intent to do so, Century Bancorp, Inc. has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, the rights of all members to amounts credited to their accounts shall be fully vested and nonforfeitable.

(5)	Income Taxes

The Plan is qualified as a defined contribution plan under Section 401(k) of the Internal Revenue Code. The Internal Revenue Service issuance of a determination letter is pending. The Plan continues to operate within the terms of the Plan and believes that it is qualified under the applicable provisions of the Internal Revenue Code.

Schedule I
CENTURY BANCORP, INC.
401(k) Plan
Item 27a — Schedule of Assets Held for Investment Purposes
December 31, 1997

	(b) Identity of issuer, borrower,			(e) Current
(a)	lessor or similar party	(c) Description of Investment	(d) Cost	Value
	1784 U.S. Treasury Money Market	Mutual Fund	$25,677	25,677

	1784 Short-term Income Fund	Mutual Fund	11,499	11,663

	MFS Emerging Growth Fund	Mutual Fund	140,184	151,326

	Fidelity Advisory Growth Opportunities Fund	Mutual Fund	114,057	122,753

	Putnam Fund for Growth & Income	Mutual Fund	159,921	157,580

*	Century Bancorp Stock Fund	Common Stock Fund	27,921	33,856

			$479,259	502,855

*	Party-in-interest.

Schedule II
CENTURY BANCORP, INC.
401(k) Plan
Item 27d—Schedule of Reportable Transactions

Year ended December 31, 1997

					(h) Current value
(a) Identity of	(b) Description	(c) Purchase	(d) Selling	(g) Cost of	of asset on	(i) Net
party involved	of asset	price	Price	asset	transaction date	gain
1784 U.S. Treasury	Mutual Fund	$23,778	—	—	23,778	—
Money Market		—	1,679	1,679	1,679	—

1784 Short-term	Mutual Fund	11,119	—	—	11,119	—
Income Fund		—	1,215	1,194	1,215	21

MFS Emerging	Mutual Fund	126,498	—	—	126,498	—
Growth Fund		—	4,081	3,544	4,081	537

Fidelity Advisory	Mutual Fund	102,394	—	—	102,394	—
Growth Opportunities Fund		—	2,076	1,903	2,076	173

Putnam Fund for Growth	Mutual Fund	144,464	—	—	144,464	—
& Income		—	3,078	2,846	3,078	232

* Century Bancorp	Common Stock	24,900	—	—	24,900	—
Stock Fund	Fund	—	470	429	470	41

*	Party-in-interest.

The Plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA). Therefore, in lieu of the requirements of items 1-3 of Form 11-K, the financial statements and supplemental schedules of the Plan for the year ended December 31, 1997 and the period October 1, 1996 through December 31, 1996, have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto.
Signatures
Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CENTURY BANCORP 401(k) PLAN
Date: December 12, 2007	By:	/s/ William P. Hornby

Exhibit Index

Number	Title

23.1	Consent of KPMG LLP, Independent Registered Public Accounting Firm